SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2014
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

Quarterly Securities Report

For the three months ended September 30, 2014

(TRANSLATION)

Sony Corporation

Note for readers of this English translation

On November 10, 2014, Sony Corporation (the “Company” or “Sony Corporation”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended September 30, 2014 with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Quarterly Securities Report in its entirety, except for (i) information that had been previously filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K or any other form and (ii) a description of differences between generally accepted accounting principles in the U.S. (“U.S. GAAP”) and generally accepted accounting principles in Japan (“J-GAAP”), which are required to be described in the Quarterly Securities Report under the Financial Instruments and Exchange Act of Japan if the Company prepares its financial statements in conformity with accounting principles other than J-GAAP.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements of the Company and its consolidated subsidiaries (collectively “Sony”) that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms, and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity; (v) Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses); (viii) Sony’s ability to maintain product quality; (ix) the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments; (x) significant volatility and disruption in the global financial markets or a ratings downgrade; (xi) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xii) the outcome of pending and/or future legal and/or regulatory proceedings; (xiii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; (xiv) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and (xv) risks related to catastrophic disasters or similar events. Risks and uncertainties also include the impact of any future events with material adverse impact.

I    Corporate Information

(1)   Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Six months ended September 30, 2013	Six months ended September 30, 2014	Fiscal year ended March 31, 2014
Sales and operating revenue	3,485,654	3,711,419	7,767,266
Operating income (loss)	49,426	(15,774)	26,495
Income (loss) before income taxes	50,522	(21,578)	25,741
Net loss attributable to Sony Corporation’s stockholders	(16,504)	(109,161)	(128,369)
Comprehensive income (loss)	76,467	(31,169)	121,978
Total equity	2,754,980	2,839,181	2,783,141
Total assets	14,982,872	15,569,004	15,333,720
Net loss attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	(16.25)	(102.14)	(124.99)
Net loss attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	(16.25)	(102.14)	(124.99)
Ratio of stockholders’ equity to total assets (%)	15.1	14.7	14.7
Net cash provided by (used in) operating activities	(12,760)	104,075	664,116
Net cash used in investing activities	(224,111)	(282,859)	(710,502)
Net cash provided by (used in) financing activities	111,187	(273,017)	207,877
Cash and cash equivalents at end of the period	725,668	610,509	1,046,466

	Yen in millions, Yen per share amounts
	Three months ended September 30, 2013	Three months ended September 30, 2014
Sales and operating revenue	1,774,235	1,901,511
Net loss attributable to Sony Corporation’s stockholders	(19,631)	(135,969)
Net loss attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	(19.25)	(124.32)

Notes:

1.      The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP.

2.      The Company reports equity in net income (loss) of affiliated companies as a component of operating income (loss).

3.      Consumption taxes are not included in sales and operating revenue.

4.      Total equity is presented based on U.S. GAAP.

5.      Ratio of stockholders’ equity to total assets is calculated by using total equity attributable to the stockholders of the Company.

6.      Certain figures presented in the table above have been revised from the versions previously disclosed. For further details, please refer to (4) Revisions of Note 1 of the consolidated financial statements.

7.      The Company prepares consolidated financial statements. Therefore parent-only selected financial data is not presented.

(2)    Business Overview

There was no significant change in the business of Sony during the six months ended September 30, 2014.

Sony realigned its reportable segments effective from the first quarter of the fiscal year ending March 31, 2015. For further information on the realignment, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 10. Business segment information”.

As of September 30, 2014, the Company had 1,295 subsidiaries and 115 affiliated companies, of which 1,271 companies are consolidated subsidiaries (including variable interest entities) of the Company. The Company has applied the equity accounting method for 102 affiliated companies.

II    State of Business

(1)    Risk Factors

Note for readers of this English translation:

Except for the revised risk factors below, there was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on June 26, 2014. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 26, 2014

http://www.sec.gov/Archives/edgar/data/313838/000119312514249964/d709915d20f.htm

Sony’s business restructuring and transformation efforts are costly and may not attain their objectives.

Sony continues to implement restructuring initiatives that focus on a review of the Sony group’s business strategy investment plan, the realignment of its manufacturing sites, the reallocation of its workforce and headcount reductions. As a result of these restructuring initiatives, a total of 80.6 billion yen in restructuring charges was recorded in the fiscal year ended March 31, 2014. While Sony anticipates recording approximately 85 billion yen of restructuring charges in the fiscal year ending March 31, 2015, significant additional or future restructuring charges may be recorded due to reasons such as the impact of economic downturns or exiting from unprofitable businesses. Restructuring charges are recorded primarily in cost of sales, selling, general and administrative (“SGA”) expenses and other operating (income) expense, net and thus adversely affect Sony’s operating income (loss) and net income (loss) attributable to Sony’s stockholders (Refer to Note 19 of the consolidated financial statements). Sony continues to rationalize its manufacturing operations, shift and consolidate manufacturing to lower-cost countries, and utilize outsourced manufacturing. In addition, Sony is focused on reducing SGA expenses across the group, including outsourcing its support functions and information processing operations to external partners and implementing business process optimization across functions including sales and marketing, manufacturing, logistics, procurement, quality and R&D.

Due to internal or external factors, efficiencies and cost savings from the above-mentioned and other restructuring and transformation initiatives may not be realized as scheduled and, even if those benefits are realized, Sony may not be able to achieve the level of profitability expected due to market conditions worsening beyond expectations. Such possible internal factors may include, for example, changes in restructuring and transformation plans, an inability to implement the initiatives effectively with available resources, an inability to coordinate effectively across different business groups, delays in implementing the new business processes or strategies, or an inability to effectively manage and monitor the post-transformation performance of the operation. Possible external factors may include, for example, increased burdens from regional labor regulations, labor union agreements and Japanese customary labor practices that may prevent Sony from executing its restructuring initiatives as planned. The inability to fully and successfully implement restructuring and transformation programs may adversely affect Sony’s operating results and financial condition. Additionally, operating cash flows may be reduced as a result of payments for restructuring charges.

Sony could incur asset impairment charges for goodwill, intangible assets or other long-lived assets.

Sony has a significant amount of goodwill, intangible assets and other long-lived assets. A decline in financial performance, market capitalization or changes in estimates and assumptions used in the impairment analysis, which in many cases requires significant judgment, could result in impairment charges. Sony tests goodwill and intangible assets that are determined to have an indefinite life for impairment during the fourth quarter of each fiscal year and assesses whether factors or indicators, such as unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, have become apparent that would require an interim test. In addition, the recoverability of the carrying value of long-lived assets held and used and long-lived assets to be disposed of is reviewed whenever events or changes in circumstances indicate that the carrying value of the assets or asset groups may not be recoverable. Long-lived assets to be held and used are reviewed for impairment by comparing the carrying value of the asset or asset group with their estimated undiscounted future cash flows. If the carrying value of the asset or asset group is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset or asset group exceeds its fair value.

When determining whether an impairment has occurred or calculating such impairment for goodwill, an intangible asset or other long-lived asset, fair value is determined using the present value of estimated cash flows or comparable market values. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, determination of appropriate comparable entities and the determination of whether a premium or discount should be applied to comparables. Changes in estimates and/or revised assumptions impacting the present value of estimated future cash flows may result in a decrease in the fair value of a reporting unit, where goodwill is tested for impairment, or a decrease in fair value of intangible assets, long-lived assets or asset groups. The decrease in fair value could result in a non-cash impairment charge. During the fiscal year ended March 31, 2014, Sony recorded impairment charges including a 32.1 billion yen impairment charge related to long-lived assets in the battery business in the Devices segment, a 25.6 billion yen impairment charge related to long-lived assets in the disc manufacturing business outside of Japan and the U.S. and goodwill across the entire disc manufacturing business in All Other, and a 12.8 billion yen impairment charge related to long-lived assets in the PC business in the Mobile Products & Communications segment. During the second quarter of the fiscal year ending March 31, 2015, Sony recorded an impairment charge of 176.0 billion yen, the entire amount of goodwill in the Mobile Communications (“MC”) segment (formerly included in the Mobile Products & Communications segment—see Notes to Consolidated Financial Statements– 10. Business segment information). In the future, any such charge may adversely affect Sony’s operating results and financial condition.

(2)    Material Contracts

There were no material contracts executed or determined to be executed during the three months ended September 30, 2014.

Note for readers of this English translation:

There was no significant change from the information presented in the Annual Report on Form 20-F (“Patents and Licenses” in Item 4) filed with the SEC on June 26, 2014.

URL: The Annual Report on Form 20-F filed with the SEC on June 26, 2014

http://www.sec.gov/Archives/edgar/data/313838/000119312514249964/d709915d20f.htm

(3)    Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the three-month and six-month periods ended September 30, 2014, since it is the same as described in a press release previously submitted to the SEC. Please refer to “Consolidated Financial Results for the Second Quarter Ended September 30, 2014” submitted to the SEC on Form 6-K on October 31, 2014.

URL: The press release titled “Consolidated Financial Results for the Second Quarter Ended September 30, 2014”

http://www.sec.gov/Archives/edgar/data/313838/000115752314004255/a50972151.htm

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Except for the information set forth below, there was no significant change from the information presented in the Foreign Exchange Fluctuations and Risk Hedging section of the Annual Report on Form 20-F filed with the SEC on June 26, 2014. Although foreign exchange rates have fluctuated during the three-month period ended September 30, 2014, there has been no significant change in Sony’s risk hedging policy as described in the Annual Report on Form 20-F.

URL: The Annual Report on Form 20-F filed with the SEC on June 26, 2014

http://www.sec.gov/Archives/edgar/data/313838/000119312514249964/d709915d20f.htm

During the three months ended September 30, 2014, the average rates of the yen were 103.9 yen against the U.S. dollar and 137.8 yen against the euro, which were 4.8 percent and 4.9 percent lower, respectively, than the same quarter of the previous fiscal year (“year-on-year”).

For the three months ended September 30, 2014, sales were 1,901.5 billion yen, an increase of 7.2 percent year-on-year, while on a constant currency basis, sales increased approximately 3 percent year-on-year. For references to information on a constant currency basis, see Note at the bottom of this section.

Consolidated operating loss of 85.6 billion yen (785 million U.S. dollars) was recorded for the three months ended September 30, 2014, a decrease of 99.5 billion yen year-on-year compared to operating income of 13.9 billion yen in the same quarter of the previous fiscal year (a deterioration of approximately 109.0 billion yen year-on-year on a constant currency basis). Most of the foreign exchange rate impact was attributable to the MC, Game & Network Services (“G&NS”), Imaging Products & Solutions (“IP&S”), Home Entertainment & Sound (“HE&S”) and Devices segments.

The table below indicates the impact of changes in foreign exchange rates on sales and operating results of each of the above-mentioned five segments. For a detailed analysis of segment performance, please refer to the “Results of Operations” section above, which discusses the impact of foreign exchange rates within each segment.

		(Billions of yen)
		Second quarter ended September 30		Change in yen	Change on constant currency basis	Impact of changes in foreign exchange rates
		2013	2014
MC	Sales	304.6	308.4	+1.2%	-4%	+14.6
	Operating income (loss)	8.8	(172.0)	-180.8	-181.9	+1.1
G&NS	Sales	169.0	309.5	+83.2%	+74%	+14.7
	Operating income (loss)	(4.2)	21.8	+26.0	+21.2	+4.8
IP&S	Sales	175.5	178.6	+1.8%	-2%	+6.6
	Operating income (loss)	(2.3)	20.1	+22.4	+18.8	+3.6
HE&S	Sales	263.8	282.4	+7.0%	+2%	+13.4
	Operating income (loss)	(12.1)	8.0	+20.1	+19.1	+1.0
Devices	Sales	201.3	247.7	+23.1%	+18%	+10.1
	Operating income	11.9	29.6	+17.7	+10.3	+7.4

In addition, sales for the Pictures segment increased 2.4 percent year-on-year to 182.2 billion yen, an approximately 3 percent decrease on a constant currency (U.S. dollar) basis. In the Music segment, sales increased 1.5 percent year-on-year to 116.8 billion yen, an approximately 2 percent decrease on a constant currency basis. As most of the operations in Sony’s Financial Services segment are based in Japan, Sony’s management analyzes the performance of the Financial Services segment on a yen basis only.

Note: In this section, the descriptions of sales on a constant currency basis reflect sales obtained by applying the yen’s monthly average exchange rates from the same quarter of the previous fiscal year to local currency-denominated monthly sales in the three months ended September 30, 2014. The impact of foreign exchange rate fluctuations on operating income (loss) described herein is estimated by deducting cost of sales and selling, general and administrative (“SGA”) expenses on a constant currency basis from sales on a constant currency basis. Cost of sales and SGA expenses on a constant currency basis are obtained by applying the yen’s monthly average exchange rates from the same quarter of the previous fiscal year to the corresponding local currency-denominated monthly cost of sales and SGA expenses for the three months ended September 30, 2014. In certain cases, most significantly in the Pictures segment, and Sony Music Entertainment and Sony/ATV Music Publishing LLC in the Music segment, the constant currency amounts are after aggregation on a U.S. dollar basis. Sales and operating income (loss) on a constant currency basis are not reflected in Sony’s consolidated financial statements and are not measures in accordance with U.S. GAAP. Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that disclosing sales and operating income information on a constant currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

Status of Cash Flows

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the six-month period ended September 30, 2014, since it is the same as described in a press release previously submitted to the SEC. Please refer to “Consolidated Financial Results for the Second Quarter Ended September 30, 2014” submitted to the SEC on Form 6-K on October 31, 2014.

URL: The press release titled “Consolidated Financial Results for the Second Quarter Ended September 30, 2014”

http://www.sec.gov/Archives/edgar/data/313838/000115752314004255/a50972151.htm

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:

Except as set forth below, there was no significant change from the information presented as the Issues Facing Sony and Management’s Response to those Issues in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 26, 2014. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 26, 2014

http://www.sec.gov/Archives/edgar/data/313838/000119312514249964/d709915d20f.htm

Issues Facing Sony and Management’s Response to those Issues

The Japanese economy is gradually expanding due to monetary easing and an increase in demand prior to a recent increase in the consumption tax rate, the euro zone is experiencing a gradual economic recovery, and the U.S. economy continues to be stable in spite of a reduction in scale of monetary easing policies and a political impasse over increasing public debt. However, the overall global economic outlook is uncertain due to the slowdown of emerging market economies and concerns about a slowdown in the Japanese economy resulting from an increase in the consumption tax rate.

The uncertain economic environment surrounding Sony is compounded by continued, intense pricing pressure from competitors, shrinking markets for certain key products and shorter product cycles, primarily in Sony’s electronics businesses. In this challenging environment, Sony’s Electronics segments, in aggregate, recorded consecutive operating losses in the fiscal years ended March 31, 2012, 2013 and 2014.

To address these circumstances, on May 22, 2014, Sony announced its corporate strategy to Complete Reform of Electronics Business Structure and Establish Foundations for Sustainable Growth from FY2015 and is implementing key initiatives in the fiscal year ending March 31, 2015 for its three core electronics businesses - the game and network services, mobile and imaging businesses - and the entertainment and financial services businesses, as well as implementing new technology development and measures for new business creation to deliver further growth from the fiscal year ending March 31, 2016.

1.	Completion of Electronics Business Structural Reform

As announced on February 6, 2014, Sony is proceeding with the withdrawal from its PC business, the split out of its TV business and the structural reform of its sales companies and headquarters functions. Sony expects to complete these initiatives within the fiscal year ending March 31, 2015.

On July 1, 2014, Sony transferred its PC business operated in Japan under the VAIO brand and certain related assets to VAIO Corporation, which was established as a special purpose company funded by a subsidiary of Japan Industrial Partners, Inc. Going forward, Sony will provide customer support for PC products that have already been sold and support the smooth launch of VAIO Corporation.

On July 1, 2014, “Sony Visual Products Inc.” was established to start operation of a new TV business company. Sony is also executing fixed cost reduction measures across the sales companies, headquarters and indirect functions that support the TV business in order to help establish a business structure capable of minimizing the impact of external market fluctuations. Sony expects to return the TV business to profitability in the fiscal year ending March 31, 2015 by executing the above measures, accelerating the implementation of its strategic shift towards high value-added models, including 4K, and establishing more flexible operations capable of responding rapidly to fluctuations in demand or the business environment. Sony aims to reduce total costs in its electronics sales companies by approximately 20 percent and costs across headquarters and support functions by approximately 30 percent, by the fiscal year ending March 31, 2016, compared to the fiscal year ended March 31, 2014.

2.	Key Initiatives to be Executed in Core Businesses in the Fiscal Year ending March 31, 2015

Game and Network Services

In the game and network services business, Sony aims to expand the installed base of PlayStation 4 (“PS4™”) and reinforce its network services in order to drive increased profit growth. Sony aims to further consolidate its No.1 position in the home console market in the fiscal year ending March 31, 2015. Sony started an open beta version of the PlayStation™Now game streaming service this summer in the U.S. and plans to introduce a new, cloud-based television service within the calendar year 2014. Sales from the network business, including game, music and video services, are expected to grow going forward.

Mobile

In the mobile business, Sony revised its strategy to address the significant change in the market and competitive environment of the mobile business. The new strategy for the mobile business was revised from a strategy which relied on sales growth for profitability to a strategy that reduces risk and volatility in order to deliver more stable profits.

Sony’s product strategy will focus on its premium lineup which utilizes technologies from across the Sony Group. Geographically, Sony will focus on countries and areas which can be expected to deliver a high level of profitability, and will withdraw from certain countries/areas, reflecting management’s judgment that from a competitive standpoint there is a poor prospect for profitability in these countries/areas.

Imaging Businesses

In the image sensor business, Sony will continue to integrate its highly competitive, cutting-edge image sensors with its wealth of camera expertise to drive the growth of its finished product and device businesses. Sony intends to bolster its manufacturing capacity for stacked CMOS image sensors and to thereby reinforce its leading market position. Additionally, the Company aims to continue to deliver compelling, high value-added, professional and consumer imaging products in order to sustain business profitability.

In the component device space, Sony plans to focus on batteries in addition to image sensors. These two key components are expected to be a driving force for Sony to deliver attractive products and new services. In the medical space, the development of surgical endoscopes incorporating 3D and 4K technologies being carried out by Sony Olympus Medical Solutions, Sony’s medical business joint venture with Olympus Corporation, is proceeding as scheduled, targeting market launch in the fiscal year ending March 31, 2016.

Entertainment

With diversifying forms of content distribution, and the growth of network distribution channels, Sony believes its rich content assets position it for continued growth. In this environment, Sony will explore new ways to innovate in its Entertainment businesses, including collaboration with its network service businesses. In the Pictures segment, Sony is executing a cost reduction plan that aims to achieve total cost reduction of 300 million U.S. dollars by the end of March 2016. Sony expects to continue to produce quality programming in the television production business and achieve steady growth in its media networks business, both of which are focus areas for Sony. In the Music segment, Sony is targeting increased market share by cultivating new talent and expanding its presence in emerging markets.

Financial Services

Sony’s life insurance, non-life insurance and banking businesses have steadily expanded their range of services and earned high customer satisfaction ratings by providing outstanding services to customers. Sony aims to continue this stable profit growth in its Financial Services segment by continuing the pursuit of high-quality service. At the same time, Sony will be working to grow its nursing care business, launched in the fiscal year ended March 31, 2014, into the fourth pillar of its Financial Services business.

3.	New Technology Development and Measures for New Business Creation to Deliver Further Growth from the Fiscal Year ending March 31, 2016

Direction of New Technology Development

By further reinforcing Sony’s strengths in the areas of device and information processing technologies, Sony intends to differentiate its core electronics businesses and deliver new products and services that “create new lifestyles” and “enrich people’s lives” in both the home and mobile spaces. Specifically, in device technologies, Sony plans to concentrate on image sensors, batteries and low energy consumption technologies. In information processing technologies, Sony will focus on recognition, natural user interface and signal processing innovation. Sony will leverage these technologies to pursue its “Life Space UX” initiative, which will allow users to enjoy videos or music or access information they need anywhere within the home, and “wearable” products in the mobile space.

Accelerating Innovation and New Business Creation

Sony is continuing to introduce innovative products that deliver new user experiences, such as its smartphone-attachable lens-style cameras and Music Video Recorder. Its 4K ultra short throw projector developed under the “Life Space UX” initiative, and its Smart Tennis Sensor, are examples of innovative new products that go beyond the boundaries of existing businesses. In April 2014, Sony launched a dedicated new organization responsible for promoting and supporting the creation of new businesses. The organization seeks to draw on internal and external insight to provide a catalyst for innovation and to provide opportunities for new ideas to transition into successful new businesses.

Global Environmental Plan “Road to Zero”

Sony announced its “Road to Zero” global environmental plan in April 2010. The plan includes a long-term vision of achieving a zero environmental footprint by 2050 through Sony’s business operations and product lifecycles, in pursuit of a sustainable society. Sony aims to achieve this vision through continuous innovation and the utilization of offset mechanisms. The plan also draws a comprehensive roadmap based on the following four goals:

•	Climate change: Reduction of energy consumption in pursuit of zero greenhouse gas emissions.
•	Resource conservation: Reduction in the use of virgin materials of priority resources by minimizing waste generation, appropriate water consumption, and continuous increase of waste recycling.
•	Control of chemical substances: Minimization of the risks that certain chemical substances pose to the environment through preventative measures, reduction in the use of specific chemicals defined by Sony, and promotion of the use of alternative materials.
•	Biodiversity: Conservation and recovery of biodiversity through Sony’s own business operations and local social contribution programs.

Among the above goals, Sony’s specific mid-term targets for climate change include the following:

•	Target an absolute reduction in greenhouse gas emissions (calculated in terms of CO2) of 30 percent by the end of the fiscal year ending March 31, 2016, compared to the level of the fiscal year ended March 31, 2001.
•	Target a reduction in power consumption per product of 30 percent by the end of the fiscal year ending March 31, 2016, compared to the level of the fiscal year ended March 31, 2009.

Further details of the global environmental plan “Road to Zero” and actual measures undertaken by Sony are reported in Sony’s CSR report available on the following website: http://www.sony.net/SonyInfo/csr_report/.

iii) Research and Development

Note for readers of this English translation:

Excluding the below, there was no significant change from the information presented as the Research and Development in the Annual Report on Form 20-F filed with the SEC on June 26, 2014.

URL: The Annual Report on Form 20-F filed with the SEC on June 26, 2014

http://www.sec.gov/Archives/edgar/data/313838/000119312514249964/d709915d20f.htm

The following significant changes in research and development activities occurred during the period.

In April 2014, R&D Platform and Software Design Group were integrated into RDS Platform and realigned as System R&D Group and Device & Material R&D Group, to accelerate the creation of customer value through further strengthening cooperation between system R&D and device R&D.

Research and development costs for the six months ended September 30, 2014 totaled 222.0 billion yen.

iv) Employees

Note for readers of this English translation:

Excluding the below, there was no significant change from the information presented in the Employees section of the Annual Report on Form 20-F filed with the SEC on June 26, 2014.

URL: The Annual Report on Form 20-F filed with the SEC on June 26, 2014

http://www.sec.gov/Archives/edgar/data/313838/000119312514249964/d709915d20f.htm

As of September 30, 2014, Sony Corporation had 12,860 employees, a decrease of 1,782 employees from 14,642 employees as of March 31, 2014.

The total number of employees decreased due to the split out of its TV business, the sale of its PC business and the restructuring initiatives taken at Sony Corporation. There is no significant change in the number of employees of Sony on the consolidated basis.

v) Liquidity and Capital Resources

Note for readers of this English translation:

Except for the information related to the committed lines of credit below, there was no significant change from the information presented in the Annual Report on Form 20-F filed with the SEC on June 26, 2014. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 26, 2014

http://www.sec.gov/Archives/edgar/data/313838/000119312514249964/d709915d20f.htm

Sony typically raises funds through straight bonds, CP programs and bank loans (including syndicated loans). If market disruption and volatility occur and if Sony could not raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 749.7 billion yen in unused committed lines of credit, as of September 30, 2014. Details of those committed lines of credit are: a 475.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, effective until November 2016, a 1.5 billion U.S. dollar multi-currency committed line of credit also with a syndicate of Japanese banks, effective until December 2018, and a 1.01 billion U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks, effective until April 2015, in all of which Sony Corporation and its consolidated subsidiary, Sony Global Treasury Services Plc, are defined as borrowers. These contracts are aimed at securing sufficient liquidity in a quick and stable manner even in the event of turmoil within the financial and capital markets.

III    Company Information

(1)    Information on the Company’s Shares

i) Total Number of Shares

1) Total Number of Shares

Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

2) Number of Shares Issued

Class	Number of shares issued		Name of Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
	As of the end of the second quarterly period (September 30, 2014)	As of the filing date of the Quarterly Securities Report (November 10, 2014)
Common stock	1,149,688,229	1,149,695,229	Tokyo Stock Exchange New York Stock Exchange *3	The number of shares constituting one full unit is one hundred (100).
Total	1,149,688,229	1,149,695,229	—	—

Notes:

1.	The Company’s shares of common stock are listed on the First Section of the Tokyo Stock Exchange in Japan.
2.	The number of shares issued as of the filing date of this Quarterly Securities Report does not include shares issued upon the exercise of stock acquisition rights (“SARs”) (including the exercise of stock acquisition rights of the Zero Coupon Convertible Bonds) during November 2014, the month in which this Quarterly Securities Report (Shihanki Houkokusho) was filed.
*3.	The Company cancelled the listing of the Company’s shares of common stock on the London Stock Exchange on August 29, 2014.

ii) Stock Acquisition Rights

Not applicable.

Note for readers of this English translation:

The above means that there was no issuance of SARs during the three months ended September 30, 2014.

iii) Status of the Exercise of Moving Strike Convertible Bonds

Not applicable.

iv) Description of Rights Plan

Not applicable.

v) Changes in the Total Number of Shares Issued and the Amount of Common Stock, etc.

Period	Change in the total number of shares issued	Balance of the total number of shares issued	Change in the amount of common stock	Balance of the amount of common stock	Change in the legal capital surplus	Balance of the legal capital surplus
	(Thousands)	(Thousands)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)
From July 1 to September 30, 2014	104,970	1,149,688	50,245	696,908	50,245	910,601

Notes:

1.	The increase is due to the exercise of SARs (including the exercise of stock acquisition rights of the Zero Coupon Convertible Bonds).
2.	Upon the exercise of SARs during the period from October 1, 2014 to October 31, 2014, the total number of shares issued increased by 7 thousand shares, the amount of common stock and the legal capital surplus increased by 5 million yen, respectively.

vi) Status of Major Shareholders

(As of September 30, 2014)

Name	Address	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
Moxley and Co. LLC *1 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	New York, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	123,494	10.74
Japan Trustee Services Bank, Ltd. (Trust account) *2	1-8-11, Harumi, Chuo-ku, Tokyo	52,248	4.54
The Master Trust Bank of Japan, Ltd. (Trust account) *2	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	50,327	4.38
State Street Bank and Trust Company *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	Boston, U.S.A. (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	23,748	2.07
Goldman, Sachs & Co. Reg *3 (Local Custodian: Goldman Sachs Japan Co., Ltd.)	New York, U.S.A. (Roppongi Hills Mori Tower, 6-10-1, Roppongi, Minato-ku, Tokyo)	21,479	1.87
Euroclear Bank S.A./N.V. *3 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	Brussels, Belgium (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	18,684	1.63
The Bank of New York Mellon SA/NV 10 *3 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	Brussels, Belgium (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	12,456	1.08
State Street Bank West Client - Treaty *3 (Local Custodian: Mizuho Bank, Ltd.)	North Quincy, U.S.A. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	12,338	1.07
State Street Bank and Trust Company *3 (Local Custodian: Mizuho Bank, Ltd.)	Boston, U.S.A. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	12,187	1.06
Japan Trustee Services Bank, Ltd. (Trust account 6) *2	1-8-11, Harumi, Chuo-ku, Tokyo	11,646	1.01
Total		338,607	29.45

Notes:

*1.	Moxley and Co. LLC is the nominee of JPMorgan Chase Bank, N.A., which was the Depositary for holders of the Company’s American depositary receipts as of September 31, 2014. On October 16, 2014, the Depositary for holders of the Company’s American depositary receipts was changed from JPMorgan Chase Bank, N.A. to Citibank, N.A. On the same date, Citibank As Depositary Bank For Depositary Receipt Holders became the nominee of Citibank, N.A .
*2.	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.
*3.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. They are also the nominees for these investors.
4.	BlackRock Japan Co., Ltd. sent a copy of its “Bulk Shareholding Report” (which was filed with the Kanto Financial Bureau in Japan) to the Company as of July 22, 2014 and reported that it held shares of the Company (including ADRs) as of July 15, 2014 as provided in the below table. As of September 30, 2014, the Company has not been able to confirm any entry of BlackRock Japan Co., Ltd. in the register of shareholders.

Name	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
BlackRock Japan Co., Ltd.	52,314	5.01

vii) Status of Voting Rights

1) Shares Issued

(As of September 30, 2014)

Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	1,008,800	—	—
Shares with full voting rights (Others)	1,146,315,200	11,463,152	—
Shares constituting less than one full unit	2,364,229	—	Shares constituting less than one full unit (100 shares)
Total number of shares issued	1,149,688,229	—	—
Total voting rights held by all shareholders	—	11,463,152	—
Note:	Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 19,500 shares of common stock held under the name of Japan Securities Depository Center, Incorporated. Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 195 units of voting rights relating to the shares of common stock with full voting rights held under the name of Japan Securities Depository Center, Incorporated.

2) Treasury Stock, Etc.

(As of September 30, 2014)

Name of shareholder	Address of shareholder	Number of shares held under own name	Number of shares held under the names of others	Total number of shares held	Percentage of shares held to total shares issued (%)
Sony Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	1,008,800	—	1,008,800	0.09
Total	—	1,008,800	—	1,008,800	0.09
Note:	In addition to the 1,008,800 shares listed above, there are 300 shares of common stock held in the name of the Company in the register of shareholders that the Company does not beneficially own. These shares are included in “Shares with full voting rights (Others)” in Table 1 “Shares Issued” above.

(2)    Directors and Corporate Executive Officers

There was no change in directors or corporate executive officers in the period from the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2014 to the filing date of this Quarterly Securities Report (Shihanki Houkokusho), though the following person is planned to retire as of November 16, 2014.

Retiring Corporate Executive Officer

Title	Position	Name	Date of Retirement (Planned)
Corporate Executive Officer	Executive Vice President (Officer in charge of Mobile Business)	Kunimasa Suzuki	November 16, 2014

IV   Financial Statements

(1)    Consolidated Financial Statements

(i) Consolidated Balance Sheets (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	At March 31, 2014	At September 30, 2014
ASSETS
Current assets:
Cash and cash equivalents	1,046,466	610,509
Marketable securities	832,566	936,729
Notes and accounts receivable, trade	946,553	1,075,558
Allowance for doubtful accounts and sales returns	(75,513)	(73,238)
Inventories	733,943	946,812
Other receivables	224,630	326,274
Deferred income taxes	53,068	54,064
Prepaid expenses and other current assets	443,173	475,773
Total current assets	4,204,886	4,352,481
Film costs	275,799	295,121
Investments and advances:
Affiliated companies	181,263	179,542
Securities investments and other	7,737,748	7,958,170
	7,919,011	8,137,712
Property, plant and equipment:
Land	125,890	125,995
Buildings	674,841	685,467
Machinery and equipment	1,705,774	1,732,751
Construction in progress	39,771	41,975
	2,546,276	2,586,188
Less – Accumulated depreciation	1,796,266	1,835,048
	750,010	751,140
Other assets:
Intangibles, net	675,663	663,842
Goodwill	691,803	538,131
Deferred insurance acquisition costs	497,772	512,015
Deferred income taxes	105,442	96,171
Other	213,334	222,391
	2,184,014	2,032,550
Total assets	15,333,720	15,569,004

(Continued on following page.)

Consolidated Balance Sheets (Unaudited)

	Yen in millions
	At March 31, 2014	At September 30, 2014
LIABILITIES
Current liabilities:
Short-term borrowings	111,836	112,143
Current portion of long-term debt	265,918	136,551
Notes and accounts payable, trade	712,829	889,973
Accounts payable, other and accrued expenses	1,175,413	1,216,547
Accrued income and other taxes	81,842	125,250
Deposits from customers in the banking business	1,890,023	1,824,665
Other	545,753	553,970
Total current liabilities	4,783,614	4,859,099
Long-term debt	916,648	745,832
Accrued pension and severance costs	284,963	281,644
Deferred income taxes	410,896	421,663
Future insurance policy benefits and other	3,824,572	3,982,461
Policyholders’ account in the life insurance business	2,023,472	2,130,408
Other	302,299	304,439
Total liabilities	12,546,464	12,725,546
Redeemable noncontrolling interest	4,115	4,277
Commitments and contingent liabilities
EQUITY
Sony Corporation’s stockholders’ equity:
Common stock, no par value –
At March 31, 2014–Shares authorized: 3,600,000,000, shares issued: 1,044,707,767	646,654
At September 30, 2014–Shares authorized: 3,600,000,000, shares issued: 1,149,688,229		696,908
Additional paid-in capital	1,127,090	1,175,267
Retained earnings	940,262	830,729
Accumulated other comprehensive income –
Unrealized gains on securities, net	127,509	137,936
Pension liability adjustment	(180,039)	(179,251)
Foreign currency translation adjustments	(399,055)	(370,660)
	(451,585)	(411,975)
Treasury stock, at cost
Common stock
At March 31, 2014–1,026,618 shares	(4,284)
At September 30, 2014–1,008,811 shares		(4,160)
	2,258,137	2,286,769
Noncontrolling interests	525,004	552,412
Total equity	2,783,141	2,839,181
Total liabilities and equity	15,333,720	15,569,004

The accompanying notes are an integral part of these statements.

(ii) Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Six months ended September 30
	2013	2014
Sales and operating revenue:
Net sales	2,949,976	3,145,965
Financial services revenue	492,665	513,942
Other operating revenue	43,013	51,512
	3,485,654	3,711,419
Costs and expenses:
Cost of sales	2,253,995	2,319,722
Selling, general and administrative	797,371	829,650
Financial services expenses	407,893	422,509
Other operating (income) expense, net	(25,481)	159,142
	3,433,778	3,731,023
Equity in net income (loss) of affiliated companies	(2,450)	3,830
Operating income (loss)	49,426	(15,774)
Other income:
Interest and dividends	9,444	5,752
Gain on sale of securities investments, net	616	7,586
Foreign exchange gain, net	447	—
Other	9,370	2,082
	19,877	15,420
Other expenses:
Interest	14,048	12,459
Foreign exchange loss, net	—	4,568
Other	4,733	4,197
	18,781	21,224
Income (loss) before income taxes	50,522	(21,578)
Income taxes	37,807	56,124
Net income (loss)	12,715	(77,702)
Less - Net income attributable to noncontrolling interests	29,219	31,459
Net loss attributable to Sony Corporation’s stockholders	(16,504)	(109,161)

	Yen
	Six months ended September 30
	2013	2014
Per share data:
Net loss attributable to Sony Corporation’s stockholders
– Basic	(16.25)	(102.14)
– Diluted	(16.25)	(102.14)

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended September 30
	2013	2014
Sales and operating revenue:
Net sales	1,511,040	1,606,159
Financial services revenue	242,495	268,192
Other operating revenue	20,700	27,160
	1,774,235	1,901,511
Costs and expenses:
Cost of sales	1,155,115	1,168,883
Selling, general and administrative	412,378	419,203
Financial services expenses	203,596	220,831
Other operating (income) expense, net	(12,808)	178,811
	1,758,281	1,987,728
Equity in net income (loss) of affiliated companies	(2,025)	629
Operating income (loss)	13,929	(85,588)
Other income:
Interest and dividends	5,557	2,337
Gain on sale of securities investments, net	116	2,386
Other	908	1,465
	6,581	6,188
Other expenses:
Interest	7,092	6,047
Foreign exchange loss, net	5,744	2,592
Other	2,545	1,916
	15,381	10,555
Income (loss) before income taxes	5,129	(89,955)
Income taxes	11,339	30,078
Net loss	(6,210)	(120,033)
Less - Net income attributable to noncontrolling interests	13,421	15,936
Net loss attributable to Sony Corporation’s stockholders	(19,631)	(135,969)

	Yen
	Three months ended September 30
	2013	2014
Per share data:
Net loss attributable to Sony Corporation’s stockholders
– Basic	(19.25)	(124.32)
– Diluted	(19.25)	(124.32)

The accompanying notes are an integral part of these statements.

(iii) Consolidated Statements of Comprehensive Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Six months ended September 30
	2013	2014
Net income (loss)	12,715	(77,702)
Other comprehensive income, net of tax ―
Unrealized gains on securities	2,546	15,066
Unrealized gains on derivative instruments	595	—
Pension liability adjustment	(3,184)	750
Foreign currency translation adjustments	63,795	30,717
Total comprehensive income (loss)	76,467	(31,169)
Less – Comprehensive income attributable to noncontrolling interests	25,599	38,382
Comprehensive income (loss) attributable to Sony Corporation’s stockholders	50,868	(69,551)

	Yen in millions
	Three months ended September 30
	2013	2014
Net loss	(6,210)	(120,033)
Other comprehensive income, net of tax ―
Unrealized gains on securities	17,440	13,191
Unrealized gains on derivative instruments	402	—
Pension liability adjustment	63	414
Foreign currency translation adjustments	1,423	51,557
Total comprehensive income (loss)	13,118	(54,871)
Less – Comprehensive income attributable to noncontrolling interests	19,389	19,655
Comprehensive loss attributable to Sony Corporation’s stockholders	(6,271)	(74,526)

The accompanying notes are an integral part of these statements.

(iv) Consolidated Statements of Cash Flows (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Six months ended September 30
	2013	2014
Cash flows from operating activities:
Net income (loss)	12,715	(77,702)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities–
Depreciation and amortization, including amortization of deferred insurance acquisition costs	188,956	166,747
Amortization of film costs	116,847	127,868
Stock-based compensation expense	612	592
Accrual for pension and severance costs, less payments	(3,672)	(5,754)
Other operating (income) expense, net	(25,481)	159,142
Gain on sale or devaluation of securities investments, net	(531)	(7,582)
Gain on revaluation of marketable securities held in the financial services business for trading purposes, net	(35,062)	(37,019)
Gain on revaluation or impairment of securities investments held in the financial services business, net	(2,778)	(1,251)
Deferred income taxes	(11,131)	(1,783)
Equity in net loss of affiliated companies, net of dividends	4,145	681
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(70,549)	(102,544)
Increase in inventories	(240,382)	(190,425)
Increase in film costs	(148,661)	(129,316)
Increase in notes and accounts payable, trade	260,074	163,389
Increase in accrued income and other taxes	16,022	19,036
Increase in future insurance policy benefits and other	205,663	223,669
Increase in deferred insurance acquisition costs	(37,982)	(38,560)
Increase in marketable securities held in the financial services business for trading purposes	(14,469)	(30,631)
Increase in other current assets	(151,311)	(100,128)
Increase (decrease) in other current liabilities	(39,003)	1,836
Other	(36,782)	(36,190)
Net cash provided by (used in) operating activities	(12,760)	104,075

(Continued on following page.)

Consolidated Statements of Cash Flows (Unaudited)

	Yen in millions
	Six months ended September 30
	2013	2014
Cash flows from investing activities:
Payments for purchases of fixed assets	(135,857)	(95,778)
Proceeds from sales of fixed assets	85,088	30,407
Payments for investments and advances by financial services business	(470,121)	(459,625)
Payments for investments and advances (other than financial services business)	(4,059)	(9,408)
Proceeds from sales or return of investments and collections of advances by financial services business	242,294	232,550
Proceeds from sales or return of investments and collections of advances (other than financial services business)	42,260	32,916
Other	16,284	(13,921)
Net cash used in investing activities	(224,111)	(282,859)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	167,961	12,471
Payments of long-term debt	(44,106)	(231,652)
Increase (decrease) in short-term borrowings, net	10,508	(926)
Increase (decrease) in deposits from customers in the financial services business, net	16,660	(22,750)
Dividends paid	(12,588)	(13,060)
Other	(27,248)	(17,100)
Net cash provided by (used in) financing activities	111,187	(273,017)
Effect of exchange rate changes on cash and cash equivalents	24,991	15,844
Net decrease in cash and cash equivalents	(100,693)	(435,957)
Cash and cash equivalents at beginning of the fiscal year	826,361	1,046,466
Cash and cash equivalents at end of the period	725,668	610,509

The accompanying notes are an integral part of these statements.

Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

Sony Corporation and Consolidated Subsidiaries

1.	Summary of significant accounting policies

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for certain disclosures which have been omitted. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory books and records as Sony Corporation and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles.

(1)   Recently adopted accounting pronouncements:

Obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date -

In February 2013, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance for obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The guidance requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors, plus any additional amount the reporting entity expects to pay on behalf of its co-obligors. This guidance was effective for Sony as of April 1, 2014. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity -

In March 2013, the FASB issued new accounting guidance for the parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. The guidance resolved diversity in practice and clarifies the applicable guidance for the release of the cumulative translation adjustment when the parent sells a part or all of its investment in a foreign entity, ceases to have a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity, or obtains control in a business combination achieved in stages involving an equity method investment that is a foreign entity. After adoption of this guidance, any accumulated translation adjustments associated with a previously held equity interest, are included in earnings in a business combination achieved in stages. This guidance was effective for Sony as of April 1, 2014. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists -

In July 2013, the FASB issued new accounting guidance for the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The guidance requires an unrecognized tax benefit to be presented as a reduction to a deferred tax asset for a net operating loss, a similar tax loss, or a tax credit carryforward if certain criteria are met. This guidance was effective for Sony as of April 1, 2014. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

(2)   Accounting methods used specifically for interim consolidated financial statements:

Income Taxes -

Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period. The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions. Such income tax provision is separately reported from the provision based on the ETR in the interim period in which they occur.

(3)   Reclassifications:

Certain reclassifications of the financial statements and accompanying footnotes for the six and three months ended September 30, 2013 have been made to conform to the presentation for the six and three months ended September 30, 2014. Reclassifications include changes in the presentation and disclosure related to internal-use software, effective on March 31, 2014.  Due to the changes, the amortization of internal-use software was reclassified from other to depreciation and amortization, including amortization of deferred insurance acquisition costs in the cash flows from operating activities section of the consolidated statements of cash flows.  Certain information in Note 10 was also reclassified, accordingly.

(4)   Revisions:

During the fourth quarter of the fiscal year ended March 31, 2014, Sony revised its financial statements related to the recognition of revenue for certain of its universal life insurance contracts as disclosed in the previous fiscal year. Accordingly, certain financial information for the comparable period has been revised. The principal amounts that have been revised are indicated below.

	Yen in millions
	Six months ended September 30, 2013
	As previously reported	As adjusted
Consolidated Statements of Income
Financial services revenue	495,209	492,665
Financial services expenses	408,742	407,893
Net income	13,876	12,715

Consolidated Statements of Comprehensive Income
Unrealized gains on securities	2,876	2,546
Comprehensive income attributable to Sony Corporation’s stockholders	51,762	50,868

Consolidated Statements of Cash Flows
Increase in future insurance policy benefits and other	205,633	205,663
Increase in deposits from customers in the financial services business, net	14,116	16,660

	Yen in millions
	Three months ended September 30, 2013
	As previously reported	As adjusted
Consolidated Statements of Income
Financial services revenue	243,746	242,495
Financial services expenses	204,012	203,596
Net loss	(5,637)	(6,210)

Consolidated Statements of Comprehensive Income
Unrealized gains on securities	16,807	17,440
Comprehensive loss attributable to Sony Corporation’s stockholders	(6,307)	(6,271)

2.   Marketable securities and securities investments

Marketable securities and securities investments, primarily included in the Financial Services segment, are comprised of debt and equity securities for which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2014				September 30, 2014
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
Debt securities:
Japanese national government bonds	1,130,397	113,684	(28)	1,244,053	1,092,123	127,882	—	1,220,005

Japanese local government bonds	62,670	468	(7)	63,131	63,892	336	(14)	64,214

Japanese corporate bonds	168,275	984	(8)	169,251	140,677	706	(19)	141,364

Foreign government bonds	27,587	3,684	(17)	31,254	32,085	4,849	(2)	36,932

Foreign corporate bonds	434,570	16,547	(182)	450,935	472,709	15,105	(462)	487,352
	1,823,499	135,367	(242)	1,958,624	1,801,486	148,878	(497)	1,949,867

Equity securities	84,074	91,977	(34)	176,017	73,580	101,415	(18)	174,977

Held-to-maturity
securities:
Japanese national government bonds	4,398,018	418,845	(3)	4,816,860	4,608,685	508,264	—	5,116,949

Japanese local government bonds	6,222	373	—	6,595	6,096	403	—	6,499

Japanese corporate bonds	28,030	2,705	—	30,735	27,796	3,331	—	31,127

Foreign government bonds	16,359	847	(1)	17,205	25,069	3,640	—	28,709

Foreign corporate bonds	56,284	19	—	56,303	57,609	22	—	57,631
	4,504,913	422,789	(4)	4,927,698	4,725,255	515,660	—	5,240, 915

Total	6,412,486	650,133	(280)	7,062,339	6,600,321	765,953	(515)	7,365,759

3.   Sale and leaseback transactions

On May 15, 2013, Sony entered into sale and leaseback transactions regarding certain machinery and equipment with leasing companies including its equity interest affiliate, SFI Leasing Company, Limited. Transactions with total proceeds of 76,566 million yen, and terms which averaged three years, have been accounted for as a capital lease and are included within proceeds from sales of fixed assets in the investing activities section of the consolidated statements of cash flows. There was no gain or loss recorded in the sale and leaseback transactions.

4.   Impairment of goodwill related to mobile communications business

Goodwill is tested for impairment annually during the fourth quarter of the fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

During the three months ended September 30, 2014, Sony identified events and circumstances that would more likely than not reduce the fair value of the Mobile Communications (“MC”) reporting unit below its carrying amount, including goodwill. Those events and circumstances included the revised strategy for the MC business to concentrate on premium lineup and reduce the number of models in the mid-range lineup as well as concentrating on certain selected markets due to continued increasingly competitive markets in various geographical areas, primarily resulting from rapid growth by Chinese smartphone competitors.

Sony assessed the aforementioned events and circumstances and determined that it was more likely than not that the fair value of the MC reporting unit was less than its carrying amount. Accordingly, Sony performed a goodwill impairment test and determined that, based on the expected future cash flows for a market participant, the implied fair value of goodwill of the MC reporting unit was impaired. Therefore, during the three months ended September 30, 2014, Sony recorded an impairment charge of 176,045 million yen. The impairment charge is included in other operating (income) expenses, net in the consolidated statements of income, and is recorded entirely within the MC segment.

In conjunction with Sony’s review for goodwill impairment, an assessment to determine whether the carrying amount of any of the tangible or definite-lived intangible assets of the MC segment was recoverable was performed as well. After conducting a test to determine the recoverability of the assets, Sony determined that there were no tangible or definite-lived intangible assets within the MC segment that were impaired.

5. Fair value measurements

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis are as follows:

	Yen in millions
	March 31, 2014
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities

Assets:
Trading securities	348,832	274,835	—	623,667	623,667	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,244,053	—	1,244,053	24,822	1,219,231	—	—
Japanese local government bonds	—	63,131	—	63,131	1,491	61,640	—	—
Japanese corporate bonds	—	168,240	1,011	169,251	58,661	110,590	—	—
Foreign corporate bonds	—	444,128	6,807	450,935	113,501	337,434	—	—
Other	3,027	28,227	—	31,254	1,134	30,120	—	—
Equity securities	175,931	86	—	176,017	—	176,017	—	—
Other investments *1	8,031	3,612	75,837	87,480	—	87,480	—	—
Derivative assets *2, *3	—	11,887	—	11,887	—	—	10,863	1,024
Total assets	535,821	2,238,199	83,655	2,857,675	823,276	2,022,512	10,863	1,024
Liabilities:
Derivative liabilities*2,*3	—	30,549	—	30,549	—	—	15,155	15,394
Total liabilities	—	30,549	—	30,549	—	—	15,155	15,394

	Yen in millions
	September 30, 2014
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities

Assets:
Trading securities	397,460	293,413	—	690,873	690,873	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,220,005	—	1,220,005	16,089	1,203,916	—	—
Japanese local government bonds	—	64,214	—	64,214	2,040	62,174	—	—
Japanese corporate bonds	—	140,355	1,009	141,364	58,161	83,203	—	—
Foreign corporate bonds	—	466,908	20,444	487,352	162,065	325,287	—	—
Other	3,034	33,898	—	36,932	52	36,880	—	—
Equity securities	174,877	100	—	174,977	—	174,977	—	—
Other investments *1	8,057	4,005	76,849	89,611	—	89,611	—	—
Derivative assets *2, *3	—	32,566	—	32,566	—	—	31,503	1,063
Total assets	584,128	2,255,464	98,302	2,937,894	929,280	1,976,048	31,503	1,063
Liabilities:
Derivative liabilities*2,*3	—	43,336	—	43,336	—	—	24,702	18,634
Total liabilities	—	43,336	—	43,336	—	—	24,702	18,634

*1 Other investments include certain hybrid financial instruments and certain private equity investments.

*2 Derivative assets and liabilities are recognized and disclosed on a gross basis.

*3 The potential effect of offsetting on assets and liabilities, which primarily consists of derivatives subject to master netting agreements and/or collateral, is insignificant.

Sony also has assets and liabilities that are required to be recorded at fair value on a nonrecurring basis when certain circumstances occur. During the three months ended September 30, 2014, Sony recorded an impairment charge related to goodwill in the MC segment. Refer to Note 4. Sony’s determination of fair value of the MC reporting unit was based on the present value of expected future cash flows using for a market participant. These measurements are classsfied as a level 3 because significant unobservable inputs, such as the projections of future cash flows, the timing of such cash flows and the discount rate reflecting the risk inherent in future cash flows, were considered in the fair value measurements.

6.   Supplemental equity and comprehensive income information

(1)    Stockholders’ Equity

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the six months ended September 30, 2013 and 2014 are as follows:

	Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31,2013	2,192,262	479,742	2,672,004
Exercise of stock acquisition rights	38		38
Conversion of zero coupon convertible bonds	25,520		25,520
Stock-based compensation	471		471
Comprehensive income:
Net income (loss)	(16,504)	29,219	12,715
Other comprehensive income, net of tax ―
Unrealized gains (losses) on securities	6,312	(3,766)	2,546
Unrealized gains on derivative instruments	595		595
Pension liability adjustment	(3,191)	7	(3,184)
Foreign currency translation adjustments	63,656	139	63,795
Total comprehensive income	50,868	25,599	76,467
Dividends declared	(12,970)	(6,878)	(19,848)
Transactions with noncontrolling interests shareholders and other	101	227	328
Balance at September 30, 2013	2,256,290	498,690	2,754,980

	Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31,2014	2,258,137	525,004	2,783,141
Exercise of stock acquisition rights	91		91
Conversion of zero coupon convertible bonds	100,400		100,400
Stock-based compensation	529		529
Comprehensive income:
Net income (loss)	(109,161)	31,459	(77,702)
Other comprehensive income, net of tax ―
Unrealized gains on securities	10,427	4,639	15,066
Pension liability adjustment	788	(38)	750
Foreign currency translation adjustments	28,395	2,322	30,717
Total comprehensive income (loss)	(69,551)	38,382	(31,169)
Dividends declared		(12,270)	(12,270)
Transactions with noncontrolling interests shareholders and other	(2,837)	1,296	(1,541)
Balance at September 30, 2014	2,286,769	552,412	2,839,181

There was no material effect of changes in Sony Corporation’s ownership interest in its subsidiaries on Sony Corporation’s stockholders’ equity for the six months ended September 30, 2013 and 2014.

(2)     Other Comprehensive Income

Changes in accumulated other comprehensive income, net of tax by component for the six months ended September 30, 2013 and 2014 are as follows:

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2013	109,079	(742)	(191,816)	(556,016)	(639,495)
Other comprehensive income (loss) before reclassifications	2,761	394	(4,395)	63,795	62,555
Amounts reclassified out of accumulated other comprehensive income	(215)	201	1,211		1,197
Net current-period other comprehensive income (loss)	2,546	595	(3,184)	63,795	63,752
Less: Other comprehensive income (loss) attributable to noncontrolling interests	(3,766)		7	139	(3,620)
Balance at September 30, 2013	115,391	(147)	(195,007)	(492,360)	(572,123)

	Yen in millions
	Unrealized gains (losses) on securities	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2014	127,509	(180,039)	(399,055)	(451,585)
Other comprehensive income before reclassifications	20,487	48	30,717	51,252
Amounts reclassified out of accumulated other comprehensive income	(5,421)	702		(4,719)
Net current-period other comprehensive income	15,066	750	30,717	46,533
Less: Other comprehensive income (loss) attributable to noncontrolling interests	4,639	(38)	2,322	6,923
Balance at September 30, 2014	137,936	(179,251)	(370,660)	(411,975)

7.   Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted net income (loss) attributable to Sony Corporation’s stockholders per share (“EPS”) for the six and three months ended September 30, 2013 and 2014 is as follows:

	Yen in millions
	Six months ended September 30
	2013	2014
Net loss attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	(16,504)	(109,161)

	Thousands of shares
Weighted-average shares outstanding	1,015,395	1,068,703
Effect of dilutive securities:
Stock acquisition rights	—	—
Convertible bonds	—	—
Weighted-average shares for diluted EPS computation	1,015,395	1,068,703

	Yen
Basic EPS	(16.25)	(102.14)
Diluted EPS	(16.25)	(102.14)

Potential shares of common stock which were excluded from the computation of diluted EPS for the six months ended September 30, 2013 and 2014 were 148,374 thousand shares and 36,397 thousand shares, respectively. The potential shares were excluded as anti-dilutive for the six months ended September 30, 2013 and 2014 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for these periods.

	Yen in millions
	Three months ended September 30
	2013	2014
Net loss attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	(19,631)	(135,969)

	Thousands of shares
Weighted-average shares outstanding	1,019,875	1,093,725
Effect of dilutive securities:
Stock acquisition rights	—	—
Convertible bonds	—	—
Weighted-average shares for diluted EPS computation	1,019,875	1,093,725

	Yen
Basic EPS	(19.25)	(124.32)
Diluted EPS	(19.25)	(124.32)

Potential shares of common stock which were excluded from the computation of diluted EPS for the three months ended September 30, 2013 and 2014 were 148,374 thousand shares and 36,397 thousand shares, respectively. The potential shares were excluded as anti-dilutive for the three months ended September 30, 2013 and 2014 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for these periods.

8.   Acquisition of CSC Media Group

On August 14, 2014, Sony acquired CSC Media Group Ltd., one of the United Kingdom’s largest independent cable and satellite TV channel groups, for cash consideration of 18,900 million yen.

9.   Commitments, contingent liabilities and other

(1)   Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of September 30, 2014, the total unused portion of the lines of credit extended under these contracts was 23,486 million yen. The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

(2)   Purchase commitments and other

Purchase commitments and other outstanding as of September 30, 2014 amounted to 337,220 million yen. The major components of these commitments are as follows:

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within five years. As of September 30, 2014, these subsidiaries were committed to make payments under such contracts of 128,568 million yen.

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists, songwriters and companies for the future production, distribution and/or licensing of music product. These contracts cover various periods mainly within five years. As of September 30, 2014, these subsidiaries were committed to make payments of 62,181 million yen under such long-term contracts.

Sony has entered into long-term sponsorship contracts related to advertising and promotional rights. These contracts cover various periods mainly within ten years. As of September 30, 2014, Sony has committed to make payments of 55,186 million yen under such long-term contracts.

(3)   Litigation

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) Antitrust Division seeking information about its secondary batteries business. Sony understands that the DOJ, the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the secondary batteries market. The DOJ has notified Sony that it has closed its investigation, but the European Commission and one other agency continue to investigate. A number of direct and indirect purchaser class action lawsuits have been filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

Beginning in early 2011, the network services of PlayStation®Network, Qriocity™, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack. As of November 10, 2014, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks. However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including formal and/or informal requests for information from Attorneys General from a number of states in the United States. Additionally, Sony Corporation and/or certain of its subsidiaries have been named in a number of purported class actions in certain jurisdictions, including the United States. A proposed settlement of the U.S. class action suits has received preliminary court approval, and is subject to final approval by the court. The settlement of a set of non-U.S. class actions has received court approval, and one non-U.S. class action suit remains pending. Based on the stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the DOJ seeking information about its optical disk drive business. Sony understands that the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the optical disk drives market. The DOJ has notified Sony that it has closed its investigation, and Sony understands that the investigations by several other agencies have now ended, but the European Commission and one other agency continue to investigate. In October 2014, the United States District Court hearing the U.S. class actions denied motions for class certification in both the direct and indirect purchaser class actions. The class plaintiffs have filed petitions to appeal these rulings. Based on the investigations and cases, it is not possible to estimate the amount of loss or range of possible loss, if any, that might ultimately result from adverse judgments, settlements or other resolution of the investigations and cases.

Trial was set for September 2014 in a lawsuit brought by the liquidating trust for a former customer of Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., seeking recovery in connection with the former customer’s bankruptcy filing. In September 2014, the parties reached an agreement to settle the lawsuit and received court approval on October 22, 2014. Settlement of this matter had no material impact on Sony’s results of operations, financial position or cash flows.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4)   Guarantees

Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of September 30, 2014 amounted to 42,122 million yen.

Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 284 million U.S. dollars to the creditor of the third-party investor of Sony’s U.S. based music publishing subsidiary should the third-party investor default on its obligation. The obligation of the third-party investor is collateralized by its 50% interest in Sony’s music publishing subsidiary. Should Sony have to make a payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral. As of September 30, 2014, the fair value of the collateral exceeded 284 million U.S. dollars.

10.   Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its Chief Executive Officer and President.

Sony realigned its business segments for the first quarter of the fiscal year ending March 31, 2015, to reflect modifications to its organizational structure as of April 1, 2014, primarily repositioning the operations of the previously reported Game and Mobile Products & Communications (“MP&C”) segments. In connection with this realignment, the previously-reported operations of the network business which were included in All Other are now integrated with the previously-reported Game segment and are reported as the Game & Network Services (“G&NS”) segment. The previously reported Mobile Communications category which was included in the MP&C segment has been reclassified as the newly established MC segment, while the other categories in the previously reported MP&C segment are now included in All Other. This includes the reclassification of the PC business into All Other. As of the first quarter of the fiscal year ending March 31, 2015, the power supply business, which was previously included in the Devices segment, has been integrated into All Other to reflect modifications Sony made to its organizational structure as of June 1, 2014. In connection with these realignments, the sales and operating revenue and operating income (loss) of each segment for the comparable period have been reclassified to conform to the current quarter’s presentation.

Business segments -

Sales and operating revenue:

	Yen in millions
	Six months ended September 30
	2013	2014
Sales and operating revenue:
Mobile Communications -
Customers	589,993	622,649
Intersegment	61	32
Total	590,054	622,681
Game & Network Services -
Customers	260,167	517,122
Intersegment	40,374	49,887
Total	300,541	567,009
Imaging Products & Solutions -
Customers	354,449	341,288
Intersegment	1,945	1,922
Total	356,394	343,210
Home Entertainment & Sound -
Customers	537,497	566,612
Intersegment	1,459	1,490
Total	538,956	568,102
Devices -
Customers	290,429	325,881
Intersegment	101,236	105,919
Total	391,665	431,800
Pictures -
Customers	336,522	376,573
Intersegment	233	380
Total	336,755	376,953
Music -
Customers	221,906	228,147
Intersegment	5,024	5,468
Total	226,930	233,615
Financial Services -
Customers	492,665	513,942
Intersegment	2,454	2,601
Total	495,119	516,543
All Other -
Customers	370,990	192,429
Intersegment	35,512	44,987
Total	406,502	237,416
Corporate and elimination	(157,262)	(185,910)
Consolidated total	3,485,654	3,711,419

G&NS intersegment amounts primarily consist of transactions with All Other.

Devices intersegment amounts primarily consist of transactions with the MC segment, the G&NS segment and the Imaging Products & Solutions (“IP&S”) segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.

Corporate and elimination includes certain brand and patent royalty income.

	Yen in millions
	Three months ended September 30
	2013	2014
Sales and operating revenue:
Mobile Communications -
Customers	304,536	308,339
Intersegment	52	24
Total	304,588	308,363
Game & Network Services -
Customers	145,073	285,754
Intersegment	23,881	23,725
Total	168,954	309,479
Imaging Products & Solutions -
Customers	174,624	177,152
Intersegment	882	1,458
Total	175,506	178,610
Home Entertainment & Sound -
Customers	263,383	281,559
Intersegment	397	795
Total	263,780	282,354
Devices -
Customers	144,752	181,143
Intersegment	56,537	66,569
Total	201,289	247,712
Pictures -
Customers	177,720	181,907
Intersegment	120	276
Total	177,840	182,183
Music -
Customers	112,731	114,671
Intersegment	2,240	2,081
Total	114,971	116,752
Financial Services -
Customers	242,495	268,192
Intersegment	1,219	1,384
Total	243,714	269,576
All Other -
Customers	193,306	87,797
Intersegment	18,712	20,847
Total	212,018	108,644
Corporate and elimination	(88,425)	(102,162)
Consolidated total	1,774,235	1,901,511

G&NS intersegment amounts primarily consist of transactions with All Other.

Devices intersegment amounts primarily consist of transactions with the MC segment, the G&NS segment and the IP&S segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.

Corporate and elimination includes certain brand and patent royalty income.

Segment profit or loss:

	Yen in millions
	Six months ended September 30
	2013	2014
Operating income (loss):
Mobile Communications	21,368	(174,738)
Game & Network Services	(20,534)	26,109
Imaging Products & Solutions	6,789	37,507
Home Entertainment & Sound	(8,727)	15,627
Devices	22,724	42,109
Pictures	(14,014)	6,790
Music	20,467	23,201
Financial Services	83,497	91,458
All Other	(19,394)	(36,595)
Total	92,176	31,468
Corporate and elimination	(42,750)	(47,242)
Consolidated operating income (loss)	49,426	(15,774)
Other income	19,877	15,420
Other expenses	(18,781)	(21,224)
Consolidated income (loss) before income taxes	50,522	(21,578)

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Within the Home Entertainment & Sound (“HE&S”) segment, the operating income (loss) of Televisions, which primarily consists of LCD televisions, for the six months ended September 30, 2013 and 2014 was (4,055) million yen and 12,838 million yen, respectively. The operating income (loss) of Televisions excludes restructuring charges which are included in the overall segment results and not allocated to product categories.

	Yen in millions
	Three months ended September 30
	2013	2014
Operating income (loss):
Mobile Communications	8,802	(171,998)
Game & Network Services	(4,164)	21,790
Imaging Products & Solutions	(2,308)	20,098
Home Entertainment & Sound	(12,094)	7,966
Devices	11,879	29,573
Pictures	(17,756)	(1,041)
Music	9,696	11,815
Financial Services	38,388	47,686
All Other	(2,473)	(18,163)
Total	29,970	(52,274)
Corporate and elimination	(16,041)	(33,314)
Consolidated operating income (loss)	13,929	(85,588)
Other income	6,581	6,188
Other expenses	(15,381)	(10,555)
Consolidated income (loss) before income taxes	5,129	(89,955)

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Within the HE&S segment, the operating income (loss) of Televisions, which primarily consists of LCD televisions, for the three months ended September 30, 2013 and 2014 was (9,262) million yen and 4,922 million yen, respectively. The operating income (loss) of Televisions excludes restructuring charges which are included in the overall segment results and not allocated to product categories.

Other Significant Items:

The following table includes a breakdown of sales and operating revenue to external customers by product category for certain segments. Sony management views each segment as a single operating segment.

	Yen in millions
	Six months ended September 30
Sales and operating revenue:	2013	2014
Mobile Communications	589,993	622,649

Game & Network Services	260,167	517,122

Imaging Products & Solutions
Digital Imaging Products	220,135	215,700
Professional Solutions	127,198	120,538
Other	7,116	5,050
Total	354,449	341,288

Home Entertainment & Sound
Televisions	359,692	404,731
Audio and Video	174,948	161,137
Other	2,857	744
Total	537,497	566,612

Devices
Semiconductors	168,599	200,874
Components	120,664	121,795
Other	1,166	3,212
Total	290,429	325,881

Pictures
Motion Pictures	168,790	201,965
Television Productions	85,318	86,621
Media Networks	82,414	87,987
Total	336,522	376,573

Music
Recorded Music	158,731	159,824
Music Publishing	30,854	32,654
Visual Media and Platform	32,321	35,669
Total	221,906	228,147

Financial Services	492,665	513,942
All Other	370,990	192,429
Corporate	31,036	26,776
Consolidated total	3,485,654	3,711,419

	Yen in millions
	Three months ended September 30
Sales and operating revenue:	2013	2014
Mobile Communications	304,536	308,339

Game & Network Services	145,073	285,754

Imaging Products & Solutions
Digital Imaging Products	105,715	109,565
Professional Solutions	65,734	64,822
Other	3,175	2,765
Total	174,624	177,152

Home Entertainment & Sound
Televisions	174,113	199,742
Audio and Video	87,567	81,717
Other	1,703	100
Total	263,383	281,559

Devices
Semiconductors	83,342	115,846
Components	60,768	62,330
Other	642	2,967
Total	144,752	181,143

Pictures
Motion Pictures	97,556	97,339
Television Productions	45,288	44,259
Media Networks	34,876	40,309
Total	177,720	181,907

Music
Recorded Music	78,057	80,429
Music Publishing	18,273	16,366
Visual Media and Platform	16,401	17,876
Total	112,731	114,671

Financial Services	242,495	268,192
All Other	193,306	87,797
Corporate	15,615	14,997
Consolidated total	1,774,235	1,901,511

In the IP&S segment, Digital Imaging Products includes compact digital cameras, interchangeable single lens cameras and video cameras; Professional Solutions includes broadcast- and professional-use products. In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices. In the Devices segment, Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems. In the Pictures segment, Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual products and the production and distribution of animation titles.

	Yen in millions
	Six months ended September 30
	2013	2014
Depreciation and amortization:
Mobile Communications	10,921	10,879
Game & Network Services	7,867	8,426
Imaging Products & Solutions	19,322	15,260
Home Entertainment & Sound	13,228	12,243
Devices	51,860	42,602
Pictures	8,986	9,256
Music	7,191	6,767
Financial Services, including deferred insurance acquisition costs	29,503	29,221
All Other	14,576	6,692
Total	163,454	141,346

Corporate	25,502	25,401

Consolidated total	188,956	166,747

	Yen in millions
	Six months ended September 30, 2013
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Mobile Communications	3,146	—	3,146
Game & Network Services	382	—	382
Imaging Products & Solutions	2,132	—	2,132
Home Entertainment & Sound	713	19	732
Devices	2,429	—	2,429
Pictures	871	—	871
Music	104	—	104
Financial Services	—	—	—
All Other and Corporate	2,320	344	2,664
Consolidated total	12,097	363	12,460

	Yen in millions
	Six months ended September 30, 2014
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Mobile Communications	57	—	57
Game & Network Services	64	—	64
Imaging Products & Solutions	199	—	199
Home Entertainment & Sound	577	—	577
Devices	2,813	552	3,365
Pictures	16	—	16
Music	60	—	60
Financial Services	—	—	—
All Other and Corporate	19,558	790	20,348
Consolidated total	23,344	1,342	24,686

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets to coincide with the earlier end of production under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

	Yen in millions
	Three months ended September 30
	2013	2014
Depreciation and amortization:
Mobile Communications	5,502	4,435
Game & Network Services	4,221	4,426
Imaging Products & Solutions	9,472	8,293
Home Entertainment & Sound	6,620	6,138
Devices	26,171	21,588
Pictures	4,639	4,691
Music	3,601	3,420
Financial Services, including deferred insurance acquisition costs	15,546	13,602
All Other	7,393	3,226
Total	83,165	69,819

Corporate	12,862	12,630

Consolidated total	96,027	82,449

	Yen in millions
	Three months ended September 30, 2013
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Mobile Communications	2,391	—	2,391
Game & Network Services	381	—	381
Imaging Products & Solutions	1,403	—	1,403
Home Entertainment & Sound	553	—	553
Devices	1,053	—	1,053
Pictures	456	—	456
Music	78	—	78
Financial Services	—	—	—
All Other and Corporate	1,381	110	1,491
Consolidated total	7,696	110	7,806

	Yen in millions
	Three months ended September 30, 2014
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Mobile Communications	43	—	43
Game & Network Services	—	—	—
Imaging Products & Solutions	71	—	71
Home Entertainment & Sound	38	—	38
Devices	2,271	552	2,823
Pictures	16	—	16
Music	34	—	34
Financial Services	—	—	—
All Other and Corporate	6,278	121	6,399
Consolidated total	8,751	673	9,424

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets to coincide with the earlier end of production under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

Geographic Information –

Sales and operating revenue attributed to countries based on location of external customers are as follows:

	Yen in millions
	Six months ended September 30
Sales and operating revenue:	2013	2014
Japan	1,042,587	1,010,924
United States	519,414	633,124
Europe	708,055	853,591
China	269,114	277,581
Asia-Pacific	502,787	504,269
Other Areas	443,697	431,930
Total	3,485,654	3,711,419

	Yen in millions
	Three months ended September 30
Sales and operating revenue:	2013	2014
Japan	510,837	499,545
United States	266,872	327,838
Europe	379,851	461,395
China	145,883	144,540
Asia-Pacific	245,377	259,396
Other Areas	225,415	208,797
Total	1,774,235	1,901,511

Major areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

There are not any individually material countries with respect to the sales and operating revenue included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at amounts which Sony’s management believes approximate as arms-length transactions.

There were no sales and operating revenue with any single major external customer for the six and three months ended September 30, 2013 and 2014.

(2)   Other Information

Litigation

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) Antitrust Division seeking information about its secondary batteries business. Sony understands that the DOJ, the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the secondary batteries market. The DOJ has notified Sony that it has closed its investigation, but the European Commission and one other agency continue to investigate. A number of direct and indirect purchaser class action lawsuits have been filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

Beginning in early 2011, the network services of PlayStation®Network, Qriocity™, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack. As of November 10, 2014, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks. However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including formal and/or informal requests for information from Attorneys General from a number of states in the United States. Additionally, Sony Corporation and/or certain of its subsidiaries have been named in a number of purported class actions in certain jurisdictions, including the United States. A proposed settlement of the U.S. class action suits has received preliminary court approval, and is subject to final approval by the court. The settlement of a set of non-U.S. class actions has received court approval, and one non-U.S. class action suit remains pending. Based on the stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the DOJ seeking information about its optical disk drive business. Sony understands that the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the optical disk drives market. The DOJ has notified Sony that it has closed its investigation, and Sony understands that the investigations by several other agencies have now ended, but the European Commission and one other agency continue to investigate. A number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. In October 2014, the United States District Court hearing the U.S. class actions denied motions for class certification in both the direct and indirect purchaser class actions. The class plaintiffs have filed petitions to appeal these rulings. Based on the stage of the investigations and cases, it is not possible to estimate the amount of loss or range of possible loss, if any, that might ultimately result from adverse judgments, settlements or other resolution of the investigations and cases.

Trial was set for September 2014 in a lawsuit brought by the liquidating trust for a former customer of Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., seeking recovery in connection with the former customer’s bankruptcy filing. In September 2014, the parties reached an agreement to settle the lawsuit and received court approval on October 22, 2014. Settlement of this matter had no material impact on Sony’s results of operations, financial position or cash flows.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

- 47 -

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)

Kenichiro Yoshida
Executive Vice President and Chief Financial Officer

November 10, 2014